# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Caledonia Mining Corp Plc, CIK 0000766011
CUSIP: G1757E113
Title of class of securities: Common Shares, No Par Value
Address of issuer's principal executive offices: 2 MULCASTER STREET, 2 MULCASTER STREET, ST HELIER, United Kingdom (X0), JE2 3NJ
Date of event which requires filing of this statement: 11/01/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001567619-23-002240
Filed by CIK 0001597424

## Reporting persons
- SHINING CAPITAL MANAGEMENT LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,922,858; sole dispositive power 0; shared dispositive power 1,922,858; aggregate amount beneficially owned 1,922,858 (10% of the class)
  Comment: Comments For Row (11):
  
  The percentage used herein is calculated based upon 19,304,784 outstanding shares of Caledonia Mining Corporation Plc as of October 3, 2025, as reported in the Issuer's 6-K filed October 3, 2025.
  
  The percentage herein is calculated to be around 9.9605%. For the purpose of filing on the EDGAR online system, the figure is rounded off to the nearest tenth (one place after decimal point) from around 9.9605%.
- Xiangwei Weng: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 1,922,858; sole dispositive power 0; shared dispositive power 1,922,858; aggregate amount beneficially owned 1,922,858 (10% of the class)
  Comment: Comments For Row (11):
  
  The percentage used herein is calculated based upon 19,304,784 outstanding shares of Caledonia Mining Corporation Plc as of October 3, 2025, as reported in the Issuer's 6-K filed October 3, 2025.
  
  The percentage herein is calculated to be around 9.9605%. For the purpose of filing on the EDGAR online system, the figure is rounded off to the nearest tenth (one place after decimal point) from around 9.9605%.
- Shining Capital Holdings II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,922,858; sole dispositive power 0; shared dispositive power 1,922,858; aggregate amount beneficially owned 1,922,858 (10% of the class)
  Comment: Comments For Row (11):
  The percentage used herein is calculated based upon 19,304,784 outstanding shares of Caledonia Mining Corporation Plc as of October 3, 2025, as reported in the Issuer's 6-K filed October 3, 2025.
  
  The percentage herein is calculated to be around 9.9605%. For the purpose of filing on the EDGAR online system, the figure is rounded off to the nearest tenth (one place after decimal point) from around 9.9605%.
- Shining (BVI) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 1,922,858; sole dispositive power 0; shared dispositive power 1,922,858; aggregate amount beneficially owned 1,922,858 (10% of the class)
  Comment: Comments For Row (11):
  The percentage used herein is calculated based upon 19,304,784 outstanding shares of Caledonia Mining Corporation Plc as of October 3, 2025, as reported in the Issuer's 6-K filed October 3, 2025.
  
  The percentage herein is calculated to be around 9.9605%. For the purpose of filing on the EDGAR online system, the figure is rounded off to the nearest tenth (one place after decimal point) from around 9.9605%.
- Elite Converge Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 1,922,858; sole dispositive power 0; shared dispositive power 1,922,858; aggregate amount beneficially owned 1,922,858 (10% of the class)
  Comment: Comments For Row (11):
  The percentage used herein is calculated based upon 19,304,784 outstanding shares of Caledonia Mining Corporation Plc as of October 3, 2025, as reported in the Issuer's 6-K filed October 3, 2025.
  
  The percentage herein is calculated to be around 9.9605%. For the purpose of filing on the EDGAR online system, the figure is rounded off to the nearest tenth (one place after decimal point) from around 9.9605%.
- Shen Xia: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 1,922,858; sole dispositive power 0; shared dispositive power 1,922,858; aggregate amount beneficially owned 1,922,858 (10% of the class)
  Comment: Comments For Row (11):
  The percentage used herein is calculated based upon 19,304,784 outstanding shares of Caledonia Mining Corporation Plc as of October 3, 2025, as reported in the Issuer's 6-K filed October 3, 2025.
  
  The percentage herein is calculated to be around 9.9605%. For the purpose of filing on the EDGAR online system, the figure is rounded off to the nearest tenth (one place after decimal point) from around 9.9605%.
- Lei Yongsheng: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 1,922,858; sole dispositive power 0; shared dispositive power 1,922,858; aggregate amount beneficially owned 1,922,858 (10% of the class)
  Comment: Comments For Row (11):
  The percentage used herein is calculated based upon 19,304,784 outstanding shares of Caledonia Mining Corporation Plc as of October 3, 2025, as reported in the Issuer's 6-K filed October 3, 2025.
  
  The percentage herein is calculated to be around 9.9605%. For the purpose of filing on the EDGAR online system, the figure is rounded off to the nearest tenth (one place after decimal point) from around 9.9605%.

## Item 1. Issuer
Name of issuer: Caledonia Mining Corp Plc
Address of issuer's principal executive offices: 2 MULCASTER STREET, 2 MULCASTER STREET, ST HELIER, UNITED KINGDOM, JE2 3NJ.

## Item 2. Person Filing
Name of person filing:
SHINING CAPITAL MANAGEMENT LTD.
Shining Capital Holdings II L.P.
Shining (BVI) Limited
Xiangwei Weng
Elite Converge Limited
Shen Xia
Lei Yongsheng
Address of principal business office or, if none, residence:
SHINING CAPITAL MANAGEMENT LTD. : Suite 1008, 10/F,Tower C1, Oriental Plaza, 1 East Chang An Ave, Dong Cheng District,Beijing,China, 100738
Shining Capital Holdings II L.P. : Suite 1008, 10/F,Tower C1, Oriental Plaza, 1 East Chang An Ave, Dong Cheng District,Beijing,China, 100738
Shining (BVI) Limited : Suite 1008, 10/F,Tower C1, Oriental Plaza, 1 East Chang An Ave, Dong Cheng District,Beijing,China, 100738
Elite Converge Limited : Suite 1008, 10/F,Tower C1, Oriental Plaza, 1 East Chang An Ave, Dong Cheng District,Beijing,China, 100738
Xiangwei Weng: Suite 1008, 10/F,Tower C1, Oriental Plaza, 1 East Chang An Ave, Dong Cheng District,Beijing,China, 100738
Shen Xia: Suite 1008, 10/F,Tower C1, Oriental Plaza, 1 East Chang An Ave, Dong Cheng District,Beijing,China, 100738
Lei Yongsheng: Suite 1008, 10/F,Tower C1, Oriental Plaza, 1 East Chang An Ave, Dong Cheng District,Beijing,China, 100738
Citizenship:
SHINING CAPITAL MANAGEMENT LTD. : Cayman Islands
Shining Capital Holdings II L.P.: Cayman Islands
Shining (BVI) Limited: British Virgin Islands
Xiangwei Weng: Hong Kong
Elite Converge Limited: British Virgin Islands
Shen Xia: Hong Kong
Lei Yongsheng: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Item 4 of the Original 13G is hereby amended and restated in its entirety as follows.

Amount beneficially owned: 1,922,858 common shares of Caledonia Mining Corp Plc. (the "Subject Shares").

The 1,922,858 common shares are directly owned by Shining Capital Holdings II L.P., which were acquired at or around the triggering event of the Original 13G.

Shining Capital Management Limited is the general partner of Shining Capital Holdings II L.P..

Shining (BVI) Limited and Elite Converge Limited are the shareholders of Shining Capital Management Limited, each holding ordinary shares representing 30% of the total issued and outstanding share capital and 50% of the total voting power in the election of directors of Shining Capital Management Limited.

Xiangwei Weng is the sole shareholder and sole director of Shining (BVI) Limited.

Shen Xia is the sole shareholder and sole director of Elite Converge Limited.

Voting of the Subject Shares by Shining Capital Management Limited is controlled by its board of directors, which currently consists of Lei Yongsheng and Xiangwei Weng. Disposition of the Subject Shares by Shining Capital Management Limited is controlled by its investment committee, which currently consists of four members. Xiangwei Weng, in his capacity of executive director, has nomination right of members of the investment committee.

Xiangwei Weng, Shen Xia, and Lei Yongsheng, together with Elite Converge Limited, Shining (BVI) Limited and Shining Capital Management Limited, may be deemed to have beneficial ownership interests in the Subject Shares. Each person expressly disclaims any ownership of the Subject Shares, except as to such person's pecuniary interest therein.
Percent of class:
Percent of class: 9.96%

The figure is rounded off to the nearest hundredth (two places after decimal point) from around 9.9605%. For the purpose of filing on the EDGAR online system, the figures in row 11 of the tables above are rounded off to the nearest tenth (one place after decimal point) from around 9.9605%.
Sole power to vote or to direct the vote:
SHINING CAPITAL MANAGEMENT LTD. : 0
Shining Capital Holdings II L.P.: 0
Shining (BVI) Limited: 0
Xiangwei Weng: 0
Elite Converge Limited: 0
Shen Xia: 0
Lei Yongsheng: 0
Shared power to vote or to direct the vote:
SHINING CAPITAL MANAGEMENT LTD. : 1,922,858
Shining Capital Holdings II L.P.: 1,922,858
Shining (BVI) Limited: 1,922,858
Xiangwei Weng: 1,922,858
Elite Converge Limited: 1,922,858
Shen Xia: 1,922,858
Lei Yongsheng: 1,922,858
Sole power to dispose or to direct the disposition:
SHINING CAPITAL MANAGEMENT LTD. : 0
Shining Capital Holdings II L.P.: 0
Shining (BVI) Limited: 0
Xiangwei Weng: 0
Elite Converge Limited: 0
Shen Xia: 0
Lei Yongsheng: 0
Shared power to dispose or to direct the disposition:
SHINING CAPITAL MANAGEMENT LTD. : 1,922,858
Shining Capital Holdings II L.P.: 1,922,858
Shining (BVI) Limited: 1,922,858
Xiangwei Weng: 1,922,858
Elite Converge Limited: 1,922,858
Shen Xia: 1,922,858
Lei Yongsheng: 1,922,858

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SHINING CAPITAL MANAGEMENT LTD.: /s/ Xiangwei Weng, Director (11/28/2025)
- Xiangwei Weng: /s/ Xiangwei Weng, Xiangwei Weng (11/28/2025)
- Shining Capital Holdings II L.P.: /s/ Xiangwei Weng, Shining Capital Management Limited, as general partner, Xiangwei Weng/Director (11/28/2025)
- Shining (BVI) Limited: /s/ Xiangwei Weng, Director (11/28/2025)
- Elite Converge Limited: /s/ Shen Xia, Director (11/28/2025)
- Shen Xia: /s/ Shen Xia, Shen Xia (11/28/2025)
- Lei Yongsheng: /s/ Lei Yongsheng, Lei Yongsheng (11/28/2025)